Exhibit 10.1

Execution Version

TAX RECEIVABLE PREPAYMENT AGREEMENT

dated June 26, 2009

between

Wright Express Corporation

and

Realogy Corporation

- i -

7.9	Exclusive Remedy	12
7.10	Treatment of Payments	12

ARTICLE VIII [RESERVED]		12

ARTICLE IX DEFINITIONS		12

ARTICLE X MISCELLANEOUS		15
10.1	No Third Party Beneficiaries	15
10.2	Entire Agreement	15
10.3	Succession and Assignment	15
10.4	Counterparts and Facsimile Signature	15
10.5	Headings	15
10.6	Notices	15
10.7	Governing Law	16
10.8	Amendments and Waivers	16
10.9	Expenses	16
10.10	Submission to Jurisdiction	16
10.11	Specific Performance	17
10.12	Construction.	17

Schedules

Disclosure Schedule—None

- ii -

TAX RECEIVABLE PREPAYMENT AGREEMENT

This Tax Receivable Prepayment Agreement is entered into as of June 26, 2009 by and between Wright Express Corporation, a Delaware corporation (“WEX”) and Realogy Corporation, a Delaware corporation (“Realogy”).

WHEREAS pursuant to the Separation and Distribution Agreement dated as of July 27, 2006, by and among Avis Budget Group, Inc. (f/k/a Cendant Corporation) (“ABG”), Realogy, Wyndham Worldwide Corporation (“Wyndham”) and Travelport Inc. (the “Separation Agreement”), and as ratified pursuant to the ABG Agreement (as defined below), Realogy has acquired from ABG the right to receive 62.5% of the payments to ABG under the Tax Receivable Agreement, dated February 22, 2005, among WEX, Cendant Corporation, and Cendant Mobility Services Corporation (the “TRA”) and has assumed 62.5% of the liabilities and obligations of ABG under the TRA;

WHEREAS this Agreement contemplates a transaction in which WEX will prepay to Realogy contingent obligations to Realogy under the TRA, as specified in the Agreement, and Realogy will accept prepayment for such contingent rights under the TRA and will release WEX from obligations thereunder, as specified in this Agreement;

WHEREAS the parties to this Agreement intend to treat all payments by WEX hereunder as part of the purchase price (and interest thereon under the applicable provisions of the Code) for the assets transferred by ABG to WEX upon its conversion into a Delaware corporation on February 16, 2005;

WHEREAS contemporaneously with the execution of this Agreement, Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., have entered into a guarantee agreement (the “Guarantee Agreement”);

NOW, THEREFORE, in consideration of the premises, representations, warranties and covenants herein contained, the Parties agree as follows:

Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article IX.

ARTICLE I

THE PREPAYMENT

1.1 Prepayment. Upon and subject to the terms and conditions of this Agreement, WEX shall make the payment set forth in Section 1.2 below to Realogy, as prepayment in full of its remaining contingent obligations to Realogy under Article III of the TRA (the “Prepayment”). Except as specifically set forth in Article VII of this Agreement, from and after the Closing, WEX shall have no further obligations under the TRA to ABG, Realogy or any other person claiming through ABG or Realogy on account of Realogy’s interest in the TRA (including under Articles III and VIII thereof), and Realogy hereby releases, remises and forever discharges WEX, its affiliates, shareholders and employees from any such obligations, effective as of the

[Signature page to Tax Receivable Prepayment Agreement]

Closing. Except as specifically set forth in Article VII of this Agreement, from and after the Closing, Realogy shall have no further obligations under the TRA (including Articles III and VIII thereof) to WEX, or any other person claiming on account of WEX’s interest in the TRA, and WEX hereby releases, remises and forever discharges Realogy, its affiliates, shareholders, and employees from any such obligations, effective as of the Closing.

1.2 The Closing.

(a) The Closing shall take place by electronic exchange of documents commencing at 9:00 a.m. local time on the Closing Date. All transactions at the Closing shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed and no documents or certificates shall be deemed to have been delivered until all other transactions are completed and all other documents and certificates are delivered.

(b) At the Closing:

(i) WEX shall make a payment of the Aggregate Prepayment Amount less the Expenses (other than the PLR Fees, with respect to which Realogy has put in place a letter of credit in the amount of $250,000 with WEX as the beneficiary thereunder) by wire transfer to an account designated by Realogy;

(ii) Realogy shall have provided evidence satisfactory to WEX of the release of all Security Interests in its rights, and in the rights of ABG, if any, in the TRA being prepaid hereunder; and

(iii) WEX and Realogy shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF REALOGY

Realogy represents and warrants to WEX that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement. The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Disclosure Schedule shall qualify the corresponding section or subsection in this Article II, except that it shall also qualify any other section where such disclosure is reasonably apparent.

2.1 Organization, Qualification and Corporate Power. Realogy is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Realogy has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it in all material respects.

2.2 Authorization of Transaction. Realogy has all requisite corporate power and authority to execute and deliver this Agreement and the ABG Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by Realogy of this Agreement and the ABG Agreement and the performance by Realogy of this Agreement and the ABG Agreement and the consummation by Realogy of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Realogy. This Agreement and the ABG Agreement have been duly and validly executed and delivered by Realogy and such agreements, together with the TRA and the Separation Agreement, constitute valid and binding obligations of Realogy, enforceable against Realogy in accordance with their terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, legal requirements and judicial decisions from time to time in effect which affect creditors’ rights generally.

2.3 Noncontravention. Neither the execution and delivery by Realogy of this Agreement or the ABG Agreement, nor the consummation by Realogy of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or by-laws of Realogy, (b) require on the part of Realogy any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which Realogy is a party or by which Realogy is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not be material or which would not materially adversely affect the consummation or enforceability of the transactions contemplated hereby or thereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation or enforceability of the transactions contemplated hereby or thereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Realogy or any of its properties or assets.

2.4 Ownership of Rights. Realogy has the sole and exclusive rights to receive the payments under the TRA assigned or purported to be assigned to Realogy pursuant to the ABG Agreement and the Separation Agreement, and to exercise all of the rights assigned or purported to be assigned to Realogy pursuant to the ABG Agreement and the provisions of the Separation Agreement that relate to the matters contained in the ABG Agreement, and such rights are free and clear of all Security Interests other than such Security Interests as shall have been released on or before Closing.

2.5 Contracts. Realogy has delivered to WEX a complete and accurate copy of the Separation Agreement and any other agreements to which Realogy is a party or of which it has knowledge (including written summaries of any oral agreements) adversely affecting the rights of WEX under this Agreement. The provisions of the Separation Agreement that relate to the matters contained in the ABG Agreement are legal, valid, binding on and enforceable against Realogy and in full force and effect to the extent not modified by the ABG Agreement and Realogy is not in material breach or in material violation of, or material default under, any such provision, and no event has occurred, is pending or is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Realogy or any other party under any such provision of the Separation Agreement in a manner adverse to WEX.

2.6 Litigation. There is no Legal Proceeding which is pending or has been threatened in writing, or judgment, order or decree outstanding, against or otherwise naming Realogy which in any manner challenges or seeks, or would if commenced challenge or seek, to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. To Realogy’s knowledge, there is no Legal Proceeding which is pending or has been threatened in writing, or judgment, order or decree outstanding, against ABG which in any manner challenges or seeks or would if commenced challenge or seek to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

2.7 Financial Statements.

(a) Realogy has filed all registration statements, forms, reports and other documents required to be filed by Realogy with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2008. All such registration statements, forms, reports and other documents are referred to herein as the “Realogy SEC Reports.”

(b) The consolidated financial statements (including, in each case, any related notes and schedules) contained in the 2008 Form 10-K and 2009 Form 10-Q for the first quarter of 2009 at the time filed (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (ii) fairly presented in all material respects the consolidated financial position of Realogy and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were subject to normal and recurring year-end adjustments, none of which are expected to have a material adverse effect on Realogy.

2.8 No Additional Representations. Realogy acknowledges that neither WEX nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding WEX furnished or made available to Realogy and its representatives except as expressly set forth in this Agreement.

2.9 Brokers’ Fees. Realogy has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WEX

WEX represents and warrants to Realogy that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing.

3.1 Organization and Corporate Power. WEX is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. WEX has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2 Authorization of the Transaction. WEX has all requisite corporate power and authority to execute and deliver this Agreement and the ABG Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by WEX of this Agreement and the ABG Agreement, the performance by WEX of this Agreement and the ABG Agreement and the consummation by WEX of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of WEX. This Agreement and the ABG Agreement have been duly and validly executed and delivered by WEX and this Agreement, the ABG Agreement and the TRA constitute valid and binding obligations of WEX, enforceable against WEX in accordance with their terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, legal requirements and judicial decisions from time to time in effect which affect creditors’ rights generally.

3.3 Noncontravention. Neither the execution and delivery by WEX of this Agreement or the ABG Agreement, nor the consummation by WEX of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or by-laws of WEX, (b) require on the part of WEX any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which WEX is a party or by which it is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which is not material or which would not materially adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to WEX or any of its properties or assets.

3.4 [Reserved]

3.5 No Additional Representations. WEX acknowledges that neither Realogy nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Realogy furnished or made available to WEX and its representatives except as expressly set forth in this Agreement (which includes the Disclosure Schedule).

3.6 Brokers’ Fees. WEX has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE IV

CERTAIN COVENANTS

4.1 Confidentiality. The parties contemplate public disclosure of this Agreement (including to the extent each party deems it necessary to include in its required public filings or to communicate with its investors) and will develop in good faith a separate Confidentiality Agreement to govern the exchange of other confidential information necessary to implement a request for a Private Letter Ruling or other further joint activities.

ARTICLE V

[RESERVED]

ARTICLE VI

POST-CLOSING COVENANTS

6.1 Press Releases and Announcements. Other than public disclosures contemplated by Section 4.1, neither Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party.

6.2 Private Letter Ruling Request. WEX agrees as soon as practicable following the Closing to submit a request to the Internal Revenue Service for the Private Letter Ruling; provided, however, that WEX shall (i) provide Realogy with a timely and detailed account of each stage of such Private Letter Ruling request; (ii) consult with Realogy and offer Realogy a reasonable opportunity to comment before submitting such request or any written material prepared or furnished in connection with such request; and (iii) consult with Realogy before taking any significant action in connection with such Private Letter Ruling request after it has been submitted. Realogy shall provide, and shall cause ABG and Wyndham to provide, promptly to WEX such information, documents and Tax Returns as WEX shall reasonably request in connection with its preparation and submission to the Internal Revenue Service of the Private Letter Ruling request or any such written material to be prepared or furnished in connection with such request.

6.3 IRS Position. Except as required by a TRA Final Determination or as otherwise required by law, neither WEX nor Realogy shall take any position for Federal, state, or local income Tax purposes inconsistent with the position that no cancellation or indebtedness income will arise from the transactions contemplated by this Agreement.

6.4 Access to Information. Each of the parties shall cooperate fully (and shall cause its respective Affiliates to cooperate fully) with all reasonable requests from the other party in connection with providing information relating to the preparation and filing of any of its Tax Returns, any calculation or determination contemplated by this Agreement, or any other matter relating to Taxes covered by this Agreement or any other agreements between the parties. Such cooperation shall include, without limitation, at each party’s own expense, (i) the retention until the expiration of the applicable statute of limitations (including extensions), and the provision upon request, of its Tax Returns, books, records, documentation and other information relating to its Tax Returns and/or the calculations and determinations contemplated under this Agreement, and (ii) the execution of any document that may be necessary or helpful in connection with the filing of any party’s Tax Returns. Each party shall make its employees and facilities available on a reasonable basis in connection with the foregoing matters.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by Realogy. Realogy shall indemnify WEX in respect of, and hold WEX harmless against, any and all Damages incurred or suffered by WEX or any Affiliate thereof resulting from, relating to or constituting:

(a) any breach, as of the date of this Agreement, of any representation or warranty of Realogy contained in this Agreement;

(b) so long as WEX is in compliance with Section 6.3, Taxes resulting from any cancellation of indebtedness income recognized by WEX for federal, state or local income tax purposes as a result of the transactions contemplated by this Agreement (provided, however, that to the extent that WEX would be permitted to elect to defer (the “Deferral Election”) the recognition of any such cancellation of indebtedness income under Section 108(i) of the Code, then, at its option, Realogy may elect to (i) pay to WEX the present value of the payment stream of Taxes due as a result of the Deferral Election at a discount rate equal to the five-year ‘USD US Composite (BBB)’ rate as reported by Bloomberg Financial Markets under the ticker symbol C8835Y as of the close of market one business day prior to the date of such payment, or (ii) pay to WEX the deferral payments on the dates they would have been due if the Deferral Election had been elected by WEX, whether or not it in fact had been elected; provided, however, that Realogy shall have no right to elect the option described in this clause (ii) if at such time the Guarantee Agreement is not in effect with respect to the obligations set forth in this paragraph or shall expire or otherwise terminate with respect thereto within 30 days thereafter, unless (A) Realogy is then rated BB (or any higher rating) by Standard & Poor’s Rating Services, a division of the McGraw Hill Companies, Inc., or (B) Realogy has provided a letter of credit to WEX as security for the payment of such deferral payments in form and substance reasonably satisfactory to WEX (each of (A) and (B), an “Alternative Security Condition”), and provided further, that any deferral payments that would extend beyond the period during which the Guarantee Agreement covers the obligations set forth in this paragraph shall be paid at least thirty days prior to the expiration of such period in an amount equal to the present value of the unpaid amount of the payment stream due as a result of the Deferral Election, at a discount rate equal to the five-year ‘USD US Composite (BBB)’ rate as reported by Bloomberg Financial Markets under the ticker symbol C8835Y as of the close of market one business day prior to the date of such payment, unless an Alternative Security Condition has been met;

(c) any claims by or on behalf of Realogy (while in bankruptcy), any creditors of Realogy (whenever existing), including banks, or any committee of such creditors, or any trustee, or any assignee thereof or successor thereto, challenging or otherwise seeking to avoid or rescind this Agreement or any of the transactions contemplated by this Agreement;

(d) any claims by or on behalf of ABG (while in bankruptcy), any creditors of ABG (whenever existing), including banks, or any committee of such creditors, or any trustee, or any assignee thereof or successor thereto, challenging or otherwise seeking to avoid or rescind this Agreement or the ABG Agreement or any of the transactions contemplated by this Agreement or the ABG Agreement;

(e) if there is a Basis Final Determination as a result of which any Tax Benefit Payment would have been reduced,

(i) 62.5% of the excess, if any, of any Original Payment over the Recomputed Tax Benefit Payment pursuant to Section 3.03 of the TRA, in each case limited to payments made by WEX pursuant to the TRA prior to the Closing Date, and

(ii) the amount by which the Prepayment would have been reduced had it been calculated by using the cash flows implied by the Basis Final Determination, discounted at the same rate and using the same methodology as used to arrive at the Prepayment; and

(f) without duplication, 62.5% of any Taxes and other losses for which ABG indemnified or has agreed to indemnify WEX and its Affiliates under Section 4.01 of the TRA.

7.2 Indemnification by WEX. WEX shall indemnify Realogy in respect of, and hold it harmless against, any and all Damages incurred or suffered by Realogy or any Affiliate thereof resulting from, relating to or constituting:

(a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of WEX contained in this Agreement or any other agreement or instrument furnished by WEX to Realogy pursuant to this Agreement;

(b) if there is a Basis Final Determination as a result of which any Tax Benefit Payment would have been increased,

(i) 62.5% of the excess, if any, of any Recomputed Tax Benefit Payment over the Original Payment pursuant to Section 3.03 of the TRA, in each case limited to payments made by WEX pursuant to the TRA prior to the Closing Date, and

(ii) the amount by which the Prepayment would have been increased had it been calculated by using the cash flows implied by the Basis Final Determination, discounted at the same rate and using the same methodology as used to arrive at the Prepayment; and

(c) without duplication, 62.5% of any Taxes and other losses for which WEX indemnified or has agreed to indemnify ABG and its Affiliates under Section 4.01 of the TRA.

7.3 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Third Party Action. Such notification shall be given within 20 days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with its own counsel reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party may not assume control of the defense of any Third Party Action (x) involving action by the Internal Revenue Service or any other taxing authority, but only if the Indemnified Party can reasonably demonstrate that the action involves a likelihood of loss to it that is equal to or greater than the indemnifiable claim, (y) involving criminal liability or (z) if the Indemnifying Party is in bankruptcy. If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense, provided, however, that if the Controlling Party is not the Indemnifying Party in the case of an action by the Internal Revenue Service or any other taxing authority, the Controlling Party shall:

(i) promptly deliver to the Indemnifying Party complete copies of all written notices, requests, or other information received from any taxing authority or judicial or similar body that could result in a redetermination or other adjustment to any Tax item which could increase the liability of the Indemnified Party for any Tax for which the Indemnifying Party is or may be liable under this Agreement (hereinafter a “Tax Indemnity Issue”);

(ii) not provide any documents or other information to any taxing authority or judicial or similar body that relate to the Tax Indemnity Issue without the Indemnifying Party’s prior review:

(iii) not submit any written response or other written work in respect of any Tax Indemnity Issue to any taxing authority or judicial or similar body without allowing the Indemnifying Party to review and revise such written response or other written work to the extent it relates to any Tax Indemnity issue (with any disagreement as to the ultimate language used in any such written response or other written work to be resolved by the Controlling Party);

(iv) permit the Indemnifying Party and its representatives, at the Indemnifying Party’s sole expense, to participate fully in all conferences, meetings, proceedings or judicial appearances with or before any taxing authority or judicial or similar body (whether in person or by telephone) the subject matter of which is or includes the Tax Indemnity Issue;

(v) consult in good faith with the Indemnifying Party with respect to all aspects of any action or position to be taken by the Controlling Party that relates to any Tax Indemnity Issue and take the Indemnifying Party’s interests into account;

(vi) not adopt any position in any proceeding that compromises a Tax Indemnity Issue so as to gain any advantage with respect to any other issue, including those which are the subject of the same or any related proceeding; and

(vii) not make any settlement offer to any taxing authority or accept any settlement offer made by any taxing authority, in each case with respect to any proceeding that is related, in whole or in part, to any Tax Indemnity Issue without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

The Non-controlling Party may participate in such defense at its own expense and the Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 7.3(a) (other than pursuant to clause (x) above, in which case the parties shall determine an equitable sharing of counsel costs to reflect the pro rata likelihood of loss referenced in clause (x) above) or (ii) the Indemnifying Party assumes control of such defense, but the Indemnified Party is named in the Third Party Action and its counsel reasonably concludes that the Indemnifying Party and the Indemnified Party have actual conflicts of interest with respect to such Third Party Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b) In order to seek indemnification under this Article VII, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

(c) Within 20 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer), or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute. In the absence of an agreement by the Indemnifying Party and the Indemnified Party, such Dispute shall be resolved in a state or federal court in accordance with Section 10.10.

(d) Notwithstanding the other provisions of this Section 7.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VII, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VII, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VII, for any such Damages for which it is entitled to indemnification pursuant to this Article VII (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VII).

7.4 Survival of Representations and Warranties. All representations and warranties that are covered by the indemnification agreements in Section 7.1(a) and Section 7.2(a) shall survive the Closing for two years from the date of Closing. The rights to indemnification set forth in this Article VII shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any closing condition. For the avoidance of doubt, the indemnification obligations set forth in Sections 7.1(b) through and including 7.1(f) and 7.2(b) through and including 7.2(c) shall survive until the expiration of all applicable statutes of limitation, provided that the indemnification obligation set forth in Section 7.1(b) shall also expire earlier upon the receipt by WEX of the Private Letter Ruling.

7.5 Limitations.

(a) Realogy’s maximum obligation for Damages under Sections 7.1(a), (b), (c) and (d) shall equal $75,000,000.

(b) In no event shall any party hereunder recover more than once for any Damages, regardless of whether alternative theories of recovery exist under this Agreement.

7.6 [Reserved]

7.7 [Reserved]

7.8 Insurance. Any indemnity payment due and payable by an Indemnifying Party under this Agreement shall be net of any insurance proceeds received by the other party with respect to the respective claim.

7.9 Exclusive Remedy. As between Realogy and WEX, the indemnification in this Article VII shall be the exclusive remedy with respect to the subject matter hereof.

7.10 Treatment of Payments. The parties to this Agreement shall treat all payments by WEX hereunder as part of the purchase price (and interest thereon under the applicable provisions of the Code) for the assets transferred by ABG to WEX upon its conversion into a Delaware corporation on February 16, 2005, unless otherwise required by law.

ARTICLE VIII

[RESERVED]

ARTICLE IX

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“ABG” shall have the meaning set forth in the second paragraph of this Agreement.

“ABG Agreement” shall mean the agreement duly executed by ABG, Realogy, Wyndham and WEX contemporaneously herewith.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

“Aggregate Prepayment Amount” shall mean Fifty-One Million Dollars ($51,000,000).

“Agreed Amount” shall mean part, but not all, of the Claimed Amount.

“Asset(s)” as referenced in this Article IX shall have the meaning set forth in the TRA.

“Basis Final Determination” shall mean a TRA Final Determination with respect to the Tax basis of any Asset(s) or class thereof immediately after the Stock Sale Closing Date.

“Claim Notice” shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean June 26, 2009.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Controlling Party” shall mean the party controlling the defense of any Third Party Action.

“Damages” shall mean any and all actual damages, liabilities, obligations, penalties, fines, judgments, claims and losses, and, for third party claims only, costs and expenses (including reasonable attorneys’ fees), but Damages shall not include indirect, special, exemplary or punitive damages, or any theory of expectation damages or loss based on a multiple of any type of financial measure.

“Disclosure Schedule” shall mean the disclosure schedule provided by Realogy to WEX on the date hereof and accepted in writing by WEX.

“Dispute” shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

“Expenses” shall mean the out-of-pocket fees and other expenses of WEX reimbursable by Realogy pursuant to and to the extent permitted under Section 10.9 below.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Guarantee Agreement” shall have the meaning set forth in the fifth paragraph of this Agreement.

“Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification under Article VII of this Agreement.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“Knowledge” or “knowledge” with respect to an entity shall mean the actual knowledge of its executive officers.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Action.

“Original Payment” as referenced in Sections 7.1(e)(i) and 7.2(b)(i) above shall have the meaning set forth in the TRA.

“Parties” shall mean WEX and Realogy.

“PLR Fees” has the meaning set forth in Section 10.9 below.

“Prepayment” shall have the meaning set forth in Article I above.

“Private Letter Ruling” shall mean a private letter ruling from the Internal Revenue Service to the effect that the transaction will not result in cancellation of indebtedness income to WEX for federal income tax purposes.

“Realogy” shall have the meaning set forth in the first paragraph of this Agreement.

“Recomputed Tax Benefit Payment” as referenced in Sections 7.1(e)(i) and 7.2(b)(i) above shall have the meaning set forth in the TRA.

“Representatives” shall mean the respective officers and other employees involved in the negotiation of this Agreement, members of the Boards of Directors, and the respective accountants, attorneys and other advisors (including, with respect to Realogy, representatives of Apollo Management, L.P.) of the Parties.

“Response” shall mean a written response containing the information provided for in Section 7.3(c).

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law).

“Stock Sale Closing Date” as referenced in this Article IX shall mean the “Closing Date” as defined in the TRA.

“Tax Benefit Payment” as referenced in Sections 7.1(e) and 7.2(b) above shall have the meaning set forth in the TRA.

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

“Tax Indemnity Issue” shall have the meaning set forth in Section 7.3(a)(i) above.

“Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting work papers or information with respect to any of the foregoing, including any amendment thereof.

“Third Party Action” shall mean any suit or proceeding by a person or entity other than a Party (or an Affiliate thereof) for which indemnification may be sought by a Party under Article VII.

“TRA” shall have the meaning set forth in the second paragraph of this Agreement.

“TRA Final Determination” shall mean a “Final Determination” as defined in the TRA.

“Wyndham” shall have the meaning set forth in the second paragraph of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

10.2 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, with respect to the subject matter hereof.

10.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

10.4 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

10.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to Realogy: Realogy Corporation One Campus Drive Parsippany, NJ 07054 Tel: (973) 407-2000 Attn: Chief Financial Officer	Copy to: Wachtell, Lipton, Rosen & Katz 51 W 52nd Street New York, NY 10019 Tel: (212) 403-1000 Attn: Igor Kirman

If to WEX: Wright Express Corporation 97 Darling Avenue South Portland, ME 04016 Tel: (207) 773-8171 Attn: Chief Financial Officer	Copy to: Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Tel: (617) 526-6000 Attn: Jeffrey A. Stein

Either Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to applicable principles of conflict of laws.

10.8 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by either Party of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by either Party with respect to any default, misrepresentation, or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.9 Expenses. Except as set forth in Article VII, each Party shall bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Realogy shall reimburse WEX for (i) legal fees (not to exceed $500,000) in connection with the preparation and negotiation of this Agreement, (ii) legal fees (not to exceed an additional $250,000) in connection with the preparation of the Internal Revenue Service private letter ruling request and Internal Revenue Service private letter ruling fees (the items in clause (ii), the “PLR Fees”), and (iii) bank consent fees not to exceed $1.45 million.

10.10 Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of any state or federal court sitting in New York, New York in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 10.6, provided that nothing in this Section 10.10 shall affect the right of either Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

10.11 Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement (including Section 7.1) are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party shall be entitled to an injunction or other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

10.12 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.

(b) Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) Any reference herein to “including” shall be interpreted as “including without limitation”.

(d) Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

WRIGHT EXPRESS CORPORATION

By:	/s/ Melissa D. Smith
Name:	Melissa D. Smith
Title:	CFO

REALOGY CORPORATION

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	CFO

[Signature page to Tax Receivable Prepayment Agreement]